SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 30, 2008

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road
Tangjia, Zhuhai
Guangdong, 519085
The People’s Republic of China
(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated October 30, 2008, relating to Company’s updated outlook for the three months ended September 30, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/S/ Patricia Chou
Name:	Patricia Chou
Title:	Chief Financial Officer

Dated: October 30, 2008

Actions Semiconductor Reports Third Quarter 2008 Results
Company’s Share Repurchase Program Extended Through 2009

ZHUHAI, China, October 30, 2008 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported financial results for the third quarter ended September 30, 2008.

All financial results are reported on a U.S. GAAP basis.

Revenue for the third quarter of 2008 was $27.3 million, as compared to revenue of $26.6 million for the second quarter of 2008, and $27.0 million for the third quarter of 2007.

Net income for the third quarter of 2008 was $7.4 million, or $0.09 per ADS, compared to $7.7 million, or $0.09 per ADS for the second quarter of 2008, and compared to $10.3 million, or $0.12 per ADS for the third quarter of 2007.

Actions Semiconductor reported gross margin of 50.7% and operating margin of 20.9% for the third quarter of 2008. The Company ended the quarter with $53.3 million in cash and cash equivalents together with time deposits. Marketable securities and trading securities at the end of the quarter were $204.9 million.

The Company also announced that its board of directors authorized a one-year extension of the share repurchase program for up to eight million of its American Depositary Shares (ADSs) representing 48 million ordinary shares. The extended term of the repurchase program will expire on December 31, 2009. At the end of third quarter, the Company had invested approximately $12.9 million in the program, representing over 3.2 million ADSs. The repurchased shares are used in connection with the Company's employee benefit plans and other general corporate purposes. At the end of the third quarter of 2008, the Company had approximately 83 million outstanding ADSs.

The Company may repurchase shares in the open market or through privately negotiated transactions. The timing and actual number of ADSs repurchased will depend upon market conditions and other factors, in accordance with Securities and Exchange Commission requirements.

“During the third quarter, we operated under increasingly difficult macroeconomic conditions,” commented Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “Despite the challenging market dynamics, sales and gross margin were in line with our expectations for the quarter. We continued to aggressively market our complete product portfolio worldwide and further developed our relationships with brand name and international customers. Our diverse product portfolio has enabled us to protect our leading market position in a sector characterized by intense competition.”

“We remain dedicated to aggressively managing our business through this difficult time, as we focus on our long-term growth opportunities and tightly manage expenses. Given our strong cash position, we believe we are well equipped to weather this period of economic weakness. We continue to be proud of our management team for their commitment to maintaining profitability, generating strong cash flow and sustaining attractive margin levels,” concluded Mr. Yeh.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The company undertakes no obligation to update these statements.

For the fourth quarter ended December 31, 2008, Actions Semiconductor estimates revenue in the range of $18 to $22 million, and fully diluted earnings per ADS of $0.04 to $0.06. The fourth quarter 2008 estimates include share-based compensation expense in the range of $0.9 to $1.0 million.

Conference Call Details

Actions Semiconductor’s third quarter teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Thursday, October 30, 2008. To participate in the live call, analysts and investors should dial 866-383-8119 (within U.S.) or 617-597-5344 (outside U.S.) and enter passcode 54017534 at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through November 6, 2008, by dialing 888-286-8010 (within U.S.) or 617-801-6888 (outside U.S.) and entering the passcode 52920202.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Shanghai, Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:
Lisa Laukkanen	Ernie Huang
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	ernie@actions-semi.com
415-217-4967	+86 756 3392353 ext 1095

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	At September 30,	At June 30,	At December 31,
	2008	2008	2007
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	53,286	126,745	72,054
Time deposits	62	266	2,613
Restricted cash	6,860	775	1,782
Marketable securities	195,565	139,973	165,317
Trading securities	9,339	-	-
Accounts receivable, net	8,885	5,674	6,046
Notes receivable	206	194	372
Inventories	7,992	7,400	12,542
Prepaid expenses and other current assets	2,463	2,659	2,479
Deferred tax assets	996	902	739
Total current assets	285,654	284,588	263,944

Other investments	7,338	7,330	7,760
Rental deposits	87	86	79
Property, plant and equipment, net	7,221	6,683	6,436
Land use right	1,596	1,589	1,509
Acquired intangible assets, net	4,782	5,510	5,849
Deposit paid for acquisition of property, plant and equipment	35	-	27
Deposit paid to establish an investment	10,239	-	-
Deferred tax assets	220	233	-

TOTAL ASSETS	317,172	306,019	285,604

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	7,268	8,318	12,334
Accrued expenses and other current liabilities	12,101	6,946	9,435
Other liabilities	1,046	496	884
Loan from minority shareholder	1,500	1,500	-
Short-term bank loan	-	-	1,519
Income tax payable	556	565	749
Deferred tax liabilities	176	82	-
Total current liabilities	22,647	17,907	24,921

Other liabilities	294	729	686
Deferred tax liabilities	1,391	917	-

Total liabilities	24,332	19,553	25,607

Minority interest	140	174	204

Shareholders' equity:
Ordinary shares	1	1	1
Additional paid-in capital	38,784	41,592	43,679
Accumulated other comprehensive income	21,496	19,680	9,628
Retained earnings	232,419	225,019	206,485

Total shareholders' equity	292,700	286,292	259,793

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	317,172	306,019	285,604

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED INCOME STATEMENT
(in thousands of U.S. dollars,except per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	27,298	27,043	79,077	84,297
Cost of revenues	(13,455)	(13,024)	(38,546)	(41,700)
Gross profit	13,843	14,019	40,531	42,597
Other operating income	59	8	636	380
Operating expenses:
Research and development	(4,842)	(3,681)	(14,430)	(8,938)
General and administrative	(2,932)	(2,837)	(7,653)	(8,105)
Selling and marketing	(419)	(470)	(1,245)	(1,222)
Total operating expenses	(8,193)	(6,988)	(23,328)	(18,265)
Income from operations	5,709	7,039	17,839	24,712
Other income(expense)	(784)	1,757	1,628	4,398
Dividend income	20	-	20	-
Fair value change in trading securities	48	-	48	-
Interest income	3,421	1,695	8,766	5,189
Interest expense	-	(20)	(4)	(62)
Income before income taxes, equity in net income(loss) of an affiliate and minority interests	8,414	10,471	28,297	34,237
Income tax	(1,048)	(305)	(2,424)	(1,705)
Equity in net income(loss) of an affiliate	-	67	-	103
Minority interests	34	53	61	145
Net income	7,400	10,286	25,934	32,780

Net income per share:
Basic and diluted per share:	0.01	0.02	0.05	0.06

Basic and diluted (per ADS)	0.09	0.12	0.31	0.38

Weighted-average shares used in computation:
Basic and diluted	501,332,494	512,972,522	505,195,617	514,866,876

Weighted-average ADS used in computation :
Basic and diluted	83,555,416	85,495,420	84,199,270	85,811,146

Note:Stock-based compensation recorded in each expense classification above is as follows:
Cost of revenues	46	-	66	-
Research and development	573	-	821	-
General and administrative	272	-	389	-
Selling and marketing	52	-	75	-

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended September 30,2008	Nine months ended September 30,2008	Nine months ended September 30,2007
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income	7,400	25,934	32,780
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	525	1,518	1,167
Amortization of acquired intangible assets	870	2,444	1,621
Loss on disposal of property, plant and equipment	1	63	317
Gain on disposal of intangible assets	-	-	(18)
Gain on disposal of other investment	-	(6)	-
Dividend income	(20)	(20)	-
Fair value of the stock options	943	1,351	-
Minority interests	(34)	(64)	(146)
Equity in net loss of an affiliate	-	-	(103)
Fair value change in trading securities	(48)	(48)	-
Changes in operating assets and liabilities:
Accounts receivable	(3,206)	(2,834)	(913)
Notes receivable	(10)	183	1,200
Inventories	(521)	5,274	(4,556)
Prepaid expenses and other current assets	217	681	3,375
Amount due from an affiliate	-	52	67
Accounts payable	(1,134)	(5,799)	(8,822)
Accrued expenses and other current liabilities	4,936	(497)	(4,544)
Income tax payable	(15)	(244)	(1,716)
Rental deposits	-	(3)	8
Deferred taxes	495	1,100	20
Net cash provided by operating activities	10,399	29,085	19,737

Investing activities:
Dividend from other investment	20	20	-
Deposit paid to establish an investment	(10,239)	(10,239)	-
Increase in other investment	(50)	(165)	(3,937)
Proceeds from disposal of property, plant and equipment	18	18	39
Proceeds from disposal of intangible assets	-	-	64
Increase in marketable securities	(54,166)	(19,023)	(74,942)
Purchase of trading securities	(26,402)	(26,402)	-
Proceeds from disposal of trading securities	17,111	17,111	-
Purchase of property, plant and equipment	(1,049)	(1,906)	(2,356)
Purchase of intangible assets	(369)	(977)	(3,999)
Increase in restricted cash	(6,077)	(4,998)	(2,997)
Decrease in time deposits	206	2,690	32,314
Cash used in investing activities	(80,997)	(43,871)	(55,814)

Financing activities:
Proceeds from short-term bank loans	-	-	1,431
Repayment of short-term bank loans	-	(1,580)	-
Proceeds from loan from minority shareholder	-	1,500	(10)
Advance subsidy from local authorities of Zhuhai,the PRC	104	(334)	182
Repurchase of ordinary shares	(3,751)	(6,246)	(3,808)
Cash used in financing activities	(3,647)	(6,660)	(2,205)

Effect of exchange rate changes on cash	786	2,678	1,601

Net decrease in cash and cash equivalents	(73,459)	(18,768)	(36,681)

Cash and cash equivalents at the beginning of the period	126,745	72,054	137,778
Cash and cash equivalents at the end of the period	53,286	53,286	101,097